BlackRock Utilities & Telecommunication Fund, Inc.

FILE #811-06180

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
04/18/2007	METRO PCS COMMUNICATIONS INC.	50,000,000	85,000 shares

Bear, Stearns & Co. Inc.; Banc of America Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; UBS Securities LLC; Thomas Weisel Partners LLC; Wachovia Capital Markets, LLC; Raymond James & Associates, Inc.